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                              September 27, 2023

       Sun Xiuzhi
       Chief Executive Officer and Chief Financial Officer
       Cambell International Holding Corp.
       1-17-1 Zhaojia Road
       Xinglongtai District
       Panjin City, Liaoning Province
       People's Republic of China

                                                        Re: Cambell
International Holding Corp. (formerly Bitmis Corp.)
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            Filed July 19, 2022
                                                            Form 10-Q for the
period ended March 31, 2023
                                                            Filed May 22, 2023
                                                            Form 8-K/A filed
January 11, 2023
                                                            File No. 333-214469

       Dear Sun Xiuzhi:

              We have reviewed your August 14, 2023 and September 18, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 14, 2023 letter.

       Form 10-K for the Fiscal Year Ended June 30, 2022

       General

   1. We note your proposed disclosure stating that the Company is the primary beneficiary of a variable interest
entity. Please revise your proposed disclosure to provide a diagram of the
                                                        company   s corporate
structure, identifying the person or entity that owns the equity in each depicted entity.
 Sun Xiuzhi
Cambell International Holding Corp.
September 27, 2023
Page 2
2. We note your proposed disclosure that "[i]f the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with [y]our operations and [y]our business in China and in the
         United States." Please revise your proposed disclosure to note that the Chinese government may intervene or influence your operations at any time.


3. Please revise your proposed disclosure to include each permission or approval that you, the VIE, or your subsidiaries are require to obtain from Chinese authorities to operate your business.
4. We note that the VIE constitutes a material part of your consolidated financial statements.
         Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE, the WFOE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Joshua Gorsky at 202-551-7836 with any other questions.



FirstName LastNameSun Xiuzhi                                   Sincerely,
Comapany NameCambell International Holding Corp.
                                                               Division of
Corporation Finance
September 27, 2023 Page 2                                      Office of Life
Sciences
FirstName LastName